UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 15, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 16, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, February 15th, 2016

DBV Technologies Reports

December 31, 2015, Cash Position

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced its cash and cash equivalents as of December 31, 2015. DBV’s 2015 full-year results are scheduled to be released on April 7, 2016.

Cash and cash equivalents

DBV’s cash and cash equivalents amounted to €324.0 million as of December 31, 2015, compared to €332.2 million as of September 30, 2015.

Number of outstanding shares

As of December 31, 2015, DBV’s number of outstanding shares was 24,205,129 ordinary shares, compared to 19,160,661 ordinary shares outstanding as of December 31, 2014.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements forward-looking statements that are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report

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on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com

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